State of Delaware Secretary of State Division of Corporations Delivered 04:55 PM 04/03/2014 FILED 04:46 PM 04/03/2014 SRV 140426447 - 4394720 FILE

STATE OF DELAWARE

CERTIFICATE OF AMENDMENT TO

CERTIFICATE OF INCORPORATION OF

BERGIO INTERNATIONAL, INC.

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

1.         That Article IV.A. of the Certificate of Incorporation of Bergio International,  Inc. (the “Corporation”) is amended to read, in its entirety, as follows:

The total number of shares of all classes of capital stock which the Corporation shall have the authority to issue is Six Billion Ten Million (6,010,000,000) shares, of which Six Billion (6,000,000,000) shares shall be designated as the Common Stock, par value $0.00001 per share, and Ten Million (10,000,000) shares shall be designated as the Preferred Stock, par value $0.00001 per share, of the Corporation.

2.         That the Board of Directors of the Corporation authorized and approved the foregoing amendment by meeting held on April 3, 2014, declaring said amendment to be advisable and presented it to the stockholders of the Corporation for consideration thereof.

3.         That thereafter, the holders of the majority of the total voting power of all issued and outstanding voting capital of the Corporation authorized the amendment by written consent on April 3, 2014.

4.         That said amendment was duly adopted in accordance with the provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the undersigned have executed this Certificate on the 3rd day of April, 2014.

/s/ BERGE ABAJIAN

Berge Abajian

Chief Executive Officer